Exhibit 99.1

Lotus Tech Completed Acquisition of 100% Equity Interest of Lotus Advance Technologies, Integrating All Businesses and Operations Under One Lotus

•	Lotus Tech completed the acquisition of 100% equity interest in Lotus UK following the exercises of put options by Geely and Etika.

•	Lotus becomes one integrated global business under One Lotus with legendary British heritage and next-generation electrified mobility technologies.

•	The integration is expected to unify the brand globally, accelerate collaboration, streamline governance and support long-term growth.

NEW YORK – August 25, 2026 – Lotus Technology Inc. (Nasdaq: LOT) (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced that it completed the acquisition of 100% of the equity interests in Lotus Advance Technologies Sdn Bhd (“Lotus UK”) on August 21, 2026.

Based in Hethel, Norfolk, Lotus UK sits at the heart of Lotus’ 78 years of heritage and continued capability in design, racing and engineering. Lotus UK is home to the manufacturing operations for Lotus’ sports cars, as well as to Lotus Engineering, a world-renowned automotive engineering consultancy providing advanced engineering and technical services to OEMs and Tier 1 suppliers globally, with decades-long expertise in lightweight structures, aerodynamics and chassis dynamics.

The transaction brings Lotus' iconic British sportscar engineering, manufacturing capabilities and next-generation intelligent vehicle technologies together under a single corporate structure, marking a significant milestone in Lotus' evolution under Focus 2030 strategy. The integration of Lotus UK and Lotus Tech will unify the brand, streamline governance, enhance operational synergies and accelerate engineering and technology integration for next-generation performance vehicles. The unified group is expected to unlock value across R&D, supply chain, manufacturing and global sales channels, building a unique competitive advantage at the intersection of British performance engineering heritage and next-generation electrified mobility, and delivering sustainable long-term value for customers and shareholders.

Mr. Qingfeng Feng, Chief Executive Officer of Lotus Tech, said: “Lotus is one brand and one strategy, and from today it is one business. Everything that makes Lotus a Lotus - the engineering, the obsession, the discipline - now sits in a single organization. It unifies the brand, increasing our global competitiveness and accelerating product development and go-to-market speed. This is an important step in advancing our Focus 2030 strategy and embarking on the next chapter of Lotus’ global revitalization.”

Lotus has shaped automotive culture for 78 years and will continue to redefine the limits of performance in racing and build engaging road cars globally, combining design and engineering rooted in the UK with the broader technologies and industrial capabilities of the Geely ecosystem.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU, the US and China. The Company is dedicated to delivering high-performance sports cars and luxury lifestyle electric vehicles under Lotus Brand, a global performance brand built on solid foundations and a rich heritage, with a focus on world-class R&D in next-generation automobility technologies and designs to meet its uncompromising vision of how a car should look, perform and feel. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

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Contact Information

For investor inquiries:

ir@group-lotus.com